UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

HF Foods Group Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

40417F109
(CUSIP Number)

F. Reid Avett Womble Bond Dickinson (US) LLP 2001 K Street, NW, Suite 900 Washington D.C. 20006 (202) 857-4425
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 40417F109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zhou Min Ni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,555,673
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,555,673
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,555,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.57%1
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1 Percentage ownership set forth above is based on 54,153,391 shares of Common Stock of HF Foods Group Inc. issued and outstanding as of November 5, 2023.

2

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Mr. Zhou Min Ni on August 22, 2018, as amended by Amendment No. 1, filed with the Commission on October 10, 2019, and Amendment No. 2, filed with the Commission on October 22, 2020, relating to the shares of the common stock, par value $0.0001 per share (“Common Stock”), of HF Foods Group, Inc., a Delaware corporation (the “Company”) (as so amended, the “Schedule 13D”). This Amendment No. 3 is being filed to reflect the transfer by Mr. Ni of 1,993,427 shares of Common Stock to the Company pursuant to an Amendment to Stipulation of Settlement. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock. The address of the principal executive office of the Company is 6325 South Rainbow Boulevard, Suite 420, Las Vegas, NV.

Item 2. Identity and Background

(a, b, c and f) This Schedule 13D is being filed by Zhou Min Ni (“Ni” or the “Reporting Person”), a U.S. citizen. Mr. Ni was formerly the Chairman and Co-Chief Executive Officer of the Company. The residence of the Reporting Person 810 Northern Shore Point, Greensboro, NC 27455.

(d and e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

No funds or consideration was paid for the transfer by Mr. Ni of 1,997,423 shares of Common Stock to the Company.

Item 4. Purpose of Transaction

This Amendment No. 3 is filed on behalf of the Reporting Person to supplement the beneficial ownership information from that reported in the Schedule 13D.

Effective as of November 1, 2023, HF Foods Group, Inc., Mr. Ni, Chan Sin Wong, and James C. Bishop (collectively, the “Parties”) entered into an Amendment to the Stipulation of Settlement (the “Amendment”) in connection with the settlement of an action pending in Delaware Court of Chancery Bishop v. Ni, et al. C.A. No. 2022-0736-JTL (the “Settled Action”). The Amendment was entered into following the Court of Chancery’s Order and Final Judgment entered on October 8, 2023, directing the parties to consummate the settlement.

The Parties agreed to enter into the Amendment, pursuant to which Mr. Ni would transfer all right, title and interest in and to 1,997,423 shares of Common Stock (the “Transferred Shares”), free and clear of all Encumbrances (as defined in the Amendment) (such transfer, the “Share Payment”).

On December 1, 2023 in accordance with Section 3 of the Amendment, the Closing (as defined in the Amendment) occurred at which time Mr. Ni transferred all necessary documents to transfer, assign and convey the Share Payment to the Company. Such transfer satisfied Mr. Ni’s obligations pursuant to the Amendment.

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The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 1 to this Schedule 13D.

The transaction reported in this Schedule 13D was engaged in and concluded to enable the Parties to comply with the terms of the Amendment. Mr. Ni does not have any current plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

Item 5. Interest in Securities of the Issuer

(a) Mr. Ni is the beneficial owner, with sole dispositive and voting power, of 3,555,673 shares of Common Stock, or approximately 6.57% of the Company’s outstanding Common Stock. Chan Sin Wong, Mr. Ni’s spouse, was formerly an officer of a subsidiary of HF Foods Group Inc. but owns no shares herself nor does she exercise voting power over Mr. Ni’s shares or any other securities of HF Foods Group Inc.

(b) The Reporting Person may be deemed to have sole voting and dispositive power over the shares of Common Stock beneficially owned by him, as described above.

(c) Other than the transactions reported in Item 3 of this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure contained in Items 3 and 4 is incorporated into this item by reference.

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Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1.	Amendment to Stipulation of Settlement, effective as of November 1, 2023 (certain bank account information from Annex A has been omitted pursuant to a request for confidential treatment).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2023
Dated
/s/ Zhou Min Ni
Signature
Zhou Min Ni
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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